Exhibit 99.1

Ballard Power Systems Inc. News Release	Ballard Power Systems 4343 North Fraser Way Burnaby BC V5J 5J9 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Announces Second Supply Agreement for Fuel Cell-Powered Lift Truck Market

Agreement signed with General Hydrogen for more than 100 fuel cells for lift truck market

For Immediate Release – September 8, 2005

Vancouver, Canada – Ballard Power Systems (TSX: BLD, Nasdaq: BLDP) today announced that it is has signed a Supply Agreement with General Hydrogen (Canada) Corporation (“General Hydrogen”) to deliver more than 100 Mark9 SSL™ fuel cells, ranging in power output from 4.8 kilowatts to 21.1 kilowatts, for integration into General Hydrogen’s power units, currently available for early commercial sales in the lift truck market.

Ballard expects to begin unit deliveries in the fourth quarter of 2005.  The Supply Agreement runs through the fourth quarter of 2006.  Following anticipated commercial sales in 2006, Ballard and General Hydrogen have the option to negotiate a follow-on supply agreement to support higher volumes in 2007 and beyond.

“Our Mark9 SSL™ fuel cells are attracting a great deal of interest from potential customers worldwide.  The flexibility of our Mk 902 fuel cell platform, which was developed for automotive applications, provides systems integrators like General Hydrogen with a high-value, cost-effective alternative to the conventional technologies being used in fork lift applications today,” said Noordin Nanji, Ballard’s Vice President, Marketing & Business Development.

“We are now into commercial sales and this agreement with Ballard provides a solid foundation going forward, as we have secured a source of product that will allow us to be extremely competitive in the Class 1 forklift truck market,” said Frank Trotter, General Hydrogen’s President and CEO. “The lift truck market for battery replacement technology is here and now and represents a major market opportunity for General Hydrogen.  The market is driven not only by the economic need to be as efficient as possible, but also the requirement to meet ever-increasing environmental standards in the workplace for the health and safety of workers. This agreement allows for future negotiations to further enhance our price competitiveness once we get certain volume sales, which we are very optimistic about.”

Ballard’s Mark9 SSL™ Fuel Cell for Non-Automotive Applications

Available now to customers with fuel cell integration capabilities, the liquid-cooled, hydrogen-fueled Mark9 SSL™ (scalable series, liquid cooled) fuel cell is designed to perform in rugged conditions, can be configured for motive or stationary power applications, and is scalable in power increments from 4 kilowatts to 21 kilowatts depending on customer requirements.  Featuring fast, dynamic response and robust and reliable operation, Ballard’s Mark9 SSL™ fuel cell establishes a new standard of performance by optimizing reliability, power density and compatibility with customer system requirements.

About Ballard

Ballard Power Systems is recognized as the world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.  To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

About General Hydrogen

General Hydrogen Corporation is a Delaware private corporation. Its wholly owned operating subsidiary, General Hydrogen (Canada) Corporation, is based in Richmond, British Columbia. Its customer development facility is located in Gallatin, Tennessee.  General Hydrogen’s engineering team has more than 300 person years of fuel cell experience going back over 20 years to the development of the first modern fuel cell by company founders Geoffrey Ballard and Paul Howard.

General Hydrogen’s battery replacement technology features more than double the working time of conventional lead acid batteries, and enables shorter overall change-out time and a very short payback period.

For more information on General Hydrogen, visit www.generalhydrogen.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.  For further information, or to arrange an interview with a Ballard spokesperson, please contact Rebecca Young or Michelle Cormack at 604-454-0900.

General Hydrogen Media Contact: Susan Totten/Leslie MacDougall at 604-233-7618/7619.